Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and email is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	09/29/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8,12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

15.8. Other relevant information

Additional Information on items 15.1/15.2

a) For the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the company informed that, on March 30, 2011, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRoc acquired 159,335,737 preferred shares of Itaú Unibanco Holding.

Considering the several corporate events in the company since the acquisition of interest, the changes in the stockholding position of BlackRock, which represents 7.221137% of the preferred shares and 3.544098% of the capital stock o BlackRock, are presented below.

STATEMENT OF CHANGES IN BLACROCK’S STOCKHOLDING POSITION

DATE	EVENT	BEGINNING BALANCE	EVENT	END BALANCE

03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) For the stockholding position of the stockholder Dodge & Cox (“Dodge”), the company informed that, on October 21, 2015, it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as manager of investment and/or pension plans of employees, programmed retirement plans, donation foundations of some clients, Dodge acquired 152,102,489 preferred shares of Itaú Unibanco Holding on October 19, 2015.

b) The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

d) The Extraordinary General Meeting held on 09.14.2016, resolved on the increase in the subscribed and paid in capital stock for the amount of R$ 12,000,000,000.00 from R$ 85,148,000,000.00 to R$ 97,148,000,000.00. The increase of capital shall be effected with the issue of 598,391,594 new book-entry shares, with no par value, being 304,704,019 common and 293,687,575 preferred shares, which shall be granted to the holders of the shares in the form of bonus shares. This transaction was approved by the Central Bank of Brazil on 09.23.2016. Stockholders with shares held at the close of the record date of 10.17.2016 shall be entitled to bonus shares and the new shares shall be released for trading ex-bonus share rights as from 10.18.2016, these new shares to be included in the shareholding position of 10.21.2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2015 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the April 30, 2016 base date.

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type

a) subscribed capital, separated by class and type

a) paid-up capital, separated by class and type

d) term for the payment of unpaid capital, separated by class and type

e) authorized capital, stating number of shares, value and authorization date

			Subscribed
	Authorized capital	Issued capital	capital	Paid-up capital

In Brazilian reais	-	97,148,000,000.00	97,148,000,000.00	97,148,000,000.00
In shares	8,784,600,000	6,582,307,543	6,582,307,543	6,582,307,543
Common shares	4,392,300,000	3,351,744,217	3,351,744,217	3,351,744,217
Preferred shares	4,392,300,000	3,230,563,326	3,230,563,326	3,230,563,326
Date of the last authorization	09/14/2016	09/14/2016	09/14/2016	09/14/2016
Term for the payment of capital that has not yet been paid up	-	-	-	-

f) securities convertible into shares and conditions for conversion:

Not applicable

17.5 – Other relevant information

Item 17.1 – Information - capital

The Annual and Extraordinary General Meeting held on April 27, resolved on the cancellation of 100,000,000 preferred book- entry shares, issued by the company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the share Buyback Programs approved by the Board of Directors of the Company. This cancellation was approved by the Central Bank of Brazil on 06/07/2016.

I – Supplementary information related to changes in the Company’s capital that took place in the past three years.

Item 17.2 – Capital increases

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital

04/23/2014	Stockholders ’ Meeting	04/23/2014	R$ 15,000,000,000.00	251,821,504 book-entry common shares 250,981,467 book-entry preferred shares	29.832759	Reserve capitalization and bonus shares	N/A	N/A	25,00
04/29/2015	Stockholders ’ Meeting	04/29/2015	R$ 10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13,53
09/14/2016	Stockholders ’ Meeting	09/14/2016	R$ 12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry preferred shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14,09

II – Bonus Shares

At an Extraordinary General Meeting held on April 23, 2014, our stockholders approved the increase in capital stock in the amount of R$15,000,000,000.00 (fifteen billion reais), the said capital stock increasing from R$60,000,000,000.00 (sixty billion reais) to R$75,000,000,000.00 (seventy-five billion reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 502,802,971 new shares, being 251,821,504 common and 250,981,467 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on May 19, 2014.

III – Bonus Shares

At an Extraordinary General Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of R$10,148,000,000.00 (ten billion and one hundred forty-eight million reais), the said capital stock increasing from R$75,000,000,000.00 (seventy-five billion reais) to R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 553,083,268 new shares, being 277,003,654 common and 276,079,614 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on June 25, 2015.

IV – Bonus Shares

At an Extraordinary General Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of R$12,000,000,000.00 (twelve billion reais), the said capital stock increasing from R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) to R$97,148,000,000.00 (ninety-seven billion, one hundred and forty-eight million reais), through the capitalization of values recorded in Revenue Reserves of the Issuer.

The capital increase will be effected through a bonus in shares with the issue of 598,391,594 new shares, being 304,704,019 common and 293,687,575 preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights. There will be no change in the distribution of dividends policy as a result of this approval. The transaction was approved by the Central Bank on September 23, 2016.